UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Metropolitan Health Networks, Inc.
(Name of Issuer)
Common Stock, par value $.001
(Title of Class of Securities)
592142103
(CUSIP Number)
December 31, 2009
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	592142103

1	NAMES OF REPORTING PERSONS Active Investors II, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		489,720

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER

489,720

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

489,720

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.15%

12	TYPE OF REPORTING PERSON

PN

CUSIP No.	592142103

1	NAMES OF REPORTING PERSONS Active Investors III, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		892,366

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER

892,366

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

892,366

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.11%

12	TYPE OF REPORTING PERSON

PN

CUSIP No.	592142103

1	NAMES OF REPORTING PERSONS Fundamental Management Corporation

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☑
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Florida

	5	SOLE VOTING POWER

NUMBER OF		None

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,382,086

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		None

WITH:	8	SHARED DISPOSITIVE POWER

1,382,086

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,382,086

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.26%

12	TYPE OF REPORTING PERSON

CO

Item 1.
(a)	Name of Issuer:

Metropolitan Health Networks, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

500 Australian Avenue South Suite 100 West Palm Beach, FL 33401
Item 2.
(a)	Name of Persons Filing:

Active Investors II, Ltd. Active Investors III, Ltd. Fundamental Management Corporation

(b)	Address of Principal Business Office or if None, Residence:

For Active Investors II, Ltd., Active Investors III, Ltd., and Fundamental Management Corporation

8567 Coral Way, #138 Miami, FL 33155

(c)	Citizenship:

Active Investors II, Ltd. — Florida Active Investors III, Ltd. — Florida Fundamental Management Corporation — Florida

(d)	Title of Class of Securities:

Common Stock, par value $.001

(e)	Cusip Number: 592142103
Item 3.
Not Applicable
Item 4. Ownership
(1)(a) Amount Beneficially Owned by Active Investors II, Ltd.:
12/31/09 — 489,720
12/31/08 — 930,000
(1)(b) Percent of Class:

12/31/09 — 1.15%
12/31/0 — 1.93%

(1)(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: None

(ii)	Shared power to vote or to direct the vote:

12/31/09 — 489,720 12/31/08 — 930,000

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of:

12/31/09 — 489,720 12/31/08 — 930,000
(2)(a) Amount Beneficially Owned by Active Investors III, Ltd.:

12/31/09 — 892,366
12/31/08 — 1,449,900
(2)(b) Percent of Class:

12/31/09 — 2.11%
12/31/08 — 3.00%
(2)(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: None

(ii)	Shared power to vote or to direct the vote:

12/31/09 — 892,366 12/31/08 — 1,449,900

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of:

12/31/09 — 892,366 12/31/08 — 1,449,900
(3)(a) Amount Beneficially Owned by Fundamental Management Corporation:
12/31/09 — 1,382,086
12/31/08 — 2,379,900
(3)(b) Percent of Class:
12/31/09 — 3.26%
12/31/08 — 4.93%

(3)(c) Number of shares as to which such person has:
(i)	Sole power to vote or to direct the vote: None

(ii)	Shared power to vote or to direct the vote:

12/31/09 — 1,382,086 12/31/08 — 2,379,900

(iii)	Sole power to dispose or to direct the disposition of: None

(iv)	Shared power to dispose or to direct the disposition of:

12/31/09 — 1,382,086 12/31/08 — 2,379,900
Item 5. Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof each reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☑
Item 6. Ownership of More than Five Percent on Behalf of Another Person
Not Applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company
Not Applicable
Item 8. Identification and Classification of Members of the Group
This statement is filed on behalf of a group consisting of Active Investors II, Ltd., a Florida limited partnership, Active Investors III, Ltd., a Florida limited partnership and Fundamental Management Corporation, a Florida corporation. Fundamental Management Corporation is the general partner of Active Investors II, Ltd., and Active Investors III, Ltd.
Item 9. Notice of Dissolution of Group
Not Applicable
Item 10. Certification
By signing below each of the undersigned certifies that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: February 16, 2010

ACTIVE INVESTORS II, LTD.
By:	Fundamental Management Corporation,
its General Partner

By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

ACTIVE INVESTORS III, LTD.
By:	Fundamental Management Corporation,
its General Partner

By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

FUNDAMENTAL MANAGEMENT CORPORATION
By:	/s/ Damarie Cano
Damarie Cano, Secretary and Treasurer

EXHIBITS
Exhibit A: Joint Filing Statement